PPG Industries, Inc.

One PPG Place Pittsburgh, Pennsylvania 15272

Robert J. Dellinger

Sr. Vice President, Finance and Chief Financial Officer

May 19, 2010	Via facsimile to (703) 813-6968

Mr. Terence O’Brien

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4631

Re:

Comment letter dated May 6, 2010 concerning the Annual Report on Form 10-K of PPG Industries, Inc. (“PPG”) for the year ended December 31, 2009, filed February 18, 2010; Definitive Proxy Statement on Schedule 14A, and Form 10-Q for the quarter ended March 31, 2010

File No. 1-1687

Dear Mr. O’Brien:

This letter is furnished in response to your above referenced comment letter. The responses below pertain to all matters raised by the Staff. In order to facilitate your review, our letter presents the Staff comment followed by our response. In our responses below, the references to the inclusion of information in future filings are intended to indicate that we will begin with our Form 10-Q for the quarter ending June 30, 2010, our Form 10-K for the year ending December 31, 2010 or our Definitive Proxy Statement on Schedule 14A for our 2011 Annual Meeting of Shareholders, as appropriate.

Form 10-K for the year ended December 31, 2009

Item 3.	Legal Proceedings, page 12

1.	We note your disclosure in your notes to the consolidated financial statements on page 56 that several complaints alleging antitrust violations were filed in late 2007 and early 2008 in different federal courts and later consolidated. In future filings, please disclose the relief sought by the plaintiffs in these cases, including any damage amounts.

Consistent with the Staff’s request, in future filings we will disclose the relief sought by the plaintiffs in these antitrust cases, including any damage amounts.

Mr. Terence O’Brien, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 19, 2010

Item 5.	Market for the Registrant’s Common Equity, Related Stockholder page 14

Issuer Purchases of Equity Securities, page 14

2.	We note your disclosure under this heading indicating that the only repurchases made during the last quarter of your fiscal year included 1,500,000 shares in December 2009. However, your disclosure under this heading does not appear to reflect the agreement entered into in October 2009 for the repurchase of 1,200,000 shares, as indicated in your notes to the consolidated financial statements on page 45. Please reconcile your disclosure in future filings to account for all repurchases required to be reported by Item 703 of Regulation S-K.

As disclosed in our Notes to the Consolidated Financial Statements on page 45, in October 2009 we entered into an equity forward agreement with a counterparty to purchase 1,200,000 shares of our common stock. Under the terms of the equity forward agreement, the counterparty may purchase shares in the open market if our stock price is less than a predetermined price. The counterparty holds any purchased shares until we pay the agreed upon purchase price and take possession of the shares upon settlement. Because we had not settled the October 2009 equity forward agreement and taken possession of the purchased shares, we did not include in the Issuer Purchases of Equity Securities Table the shares purchased by the counterparty under the equity forward agreement. We intend to disclose the October 2009 equity forward agreement in Item 5 in future filings and to report the number of shares purchased by the counterparty on our behalf under the October 2009 equity forward agreement in the Issuer Purchases of Equity Securities Table for the fiscal quarter during which we settle the equity forward agreement and take possession of the shares.

Equity Compensation Plan Information, page 14

3.	In future filings, please provide the disclosure required by Instruction 6 to Item 201(d) regarding the number of securities available for future issuance under each of your equity compensation plans.

Consistent with the Staff’s request, in future filings we will disclose the number of securities available for future issuance under each of our equity compensation plans.

Mr. Terence O’Brien, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 19, 2010

Management Report, page 29

4.	We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules. Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings. Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

We confirm that management’s conclusion regarding the effectiveness of internal control is based upon the full definition of internal control over financial reporting set forth in the applicable rules. Consistent with the Staff’s request, in future filings we will disclose a description of internal control that fully conforms to the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

16. Commitments and Contingent Liabilities, page 55

5.	We note the Notice of Intent (NOI) under the Clean Water Act received at your Natrium, West Virginia plant, and the Consolidated Compliance Order and Notice of Proposed Penalty (CO/NOPP) received at your Lake Charles, Louisiana facility, both described on page 13. However, it does not appear the NOI or CO/NOPP relates to those sites’ environmental remediation activities discussed in greater detail in the contingencies footnote. Specifically, on page 63, you disclose the Natrium facility has undergone or is undergoing investigations related to soil and groundwater contamination, whereas the NOI alleges that PPG exceeded permitted discharge limits at this site. Regarding the Lake Charles facility, on page 62 you disclose that this facility had undergone investigation of contamination in the Calcasieu River Estuary, but the CO/NOPP alleges violation of various requirements of the facility’s air permit based largely upon permit deviations self-reported by PPG. In your response letter, please tell us and disclose in future filings the following:

•	The date when the NOI and CO/NOPP were each received, and the amount and nature of penalties involved with each, if known.

•	The date the lawsuit was filed in state court by the WVDEP blocking the Citizen Suit.

•

Whether there is at least a reasonable possibility that a loss or an additional loss has been incurred pursuant to the NOI and CO/NOPP. If so, please provide an estimate of the possible loss or range of

Mr. Terence O’Brien, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 19, 2010

possible loss or a statement that such an estimate cannot be made, since the existing disclosure that resolution of such matters is difficult to predict does not satisfy the disclosure requirements of ASC Topic 450-20-50-4.

•	A discussion of the underlying factors, assumptions and estimates for why such resolution is difficult.

•	An update of settlement negotiations.

Additionally, explain to us why, if true, the NOI and CO/NOPP is not included in the contingencies footnote.

The NOI was received on March 16, 2009. After receipt of the NOI, PPG began discussions with the West Virginia Department of Environmental Protection (WVDEP) on alleged permit exceedances identified in the NOI. On May 15, 2009, the WVDEP filed suit in state court for the permit exceedances covered in the NOI. Following the filing of the lawsuit, the WVDEP and PPG began settlement discussions. Following extensive negotiations, PPG and WVDEP reached a tentative agreement on a civil penalty in the range of $1 million to $1.4 million. The tentative settlement also requires expenditures for facility improvements designed to ensure the facility’s compliance with the mercury limits in its water discharge permit. The Company is currently evaluating several wastewater treatment technologies for this purpose, which are currently projected to cost between $2 million and $3 million. Of these expenditures, approximately $1 million has already been spent on capital improvements. Negotiations on the final terms of the settlement should be completed during the second quarter of 2010.

The CO/NOPP was issued by the Louisiana Department of Environmental Quality (DEQ) on January 27, 2006 and served on PPG on April 3, 2006. By letter dated May 2, 2006, PPG filed a request for an administrative hearing. The CO/NOPP alleged violation of various requirements of the Lake Charles facility’s air permit based largely upon permit deviations, including those alleged in the CO/NOPP, self-reported by PPG but did not contain a proposed civil penalty. Since 2006, PPG has held discussions with DEQ to try to resolve the CO/NOPP. In April 2009, PPG offered to settle all of its self-reported air permit deviations through the first half of 2008 for a proposed penalty of $130,000. As of May 19, 2010, PPG is still awaiting a response from the agency to its latest settlement offer. Recent contacts with the agency indicate that a response should be forthcoming in the next few months.

Consistent with the Staff’s request, in future filings we will disclose the requested information pertaining to these matters. These matters are not included in the contingencies footnote due to their immateriality to the consolidated financial statements of PPG. They are included in Item 3 Legal Proceedings pursuant to Instruction 5(C) of Item 103 of Regulation S-K, which requires disclosure of certain environmental proceedings to which a governmental authority is a party involving a potential monetary sanction in excess of $100,000.

Mr. Terence O’Brien, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 19, 2010

Item 15. Exhibits, Financial Statement Schedules, page 72

6.	We note that your Exhibit 31.2 provides in the introductory line that William Hernandez is the certifying officer but the certification is signed by Robert Dellinger. Please confirm to us that Mr. Dellinger is your chief financial officer who provided the required certification contained in this exhibit, and revise your certifications accordingly in future filings.

We confirm that Robert J. Dellinger is our chief financial officer and that he provided the required certification contained in Exhibit 31.2. Consistent with the Staff’s request, in future filings we will revise our certifications accordingly.

7.	In future filings, please file your certifications exactly as set forth in Item 601 (b)(31)(i) of Regulation S-K, which should not contain modified text in paragraphs 4(d) and 5.

Consistent with the Staff’s request, in future filings our certifications will be filed exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

8.	It appears that you have omitted the schedules referenced in your credit agreement incorporated by reference as exhibit 10.25. Please file with your next Exchange Act report, a complete copy of this credit agreement, which should include all schedules referenced therein. See Item 601(b)(10) of Regulation S-K.

Consistent with the Staff’s request, we will file a complete copy of the credit agreement, including all schedules, as an exhibit to our Form 10-Q for the quarter ending June 30, 2010.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 16

9.	We note your disclosure that you “purchase products and services from and/or sell products and services to companies of which certain of the directors and/or executive officers of PPG are directors and/or executive officers.” In future filings, please provide the disclosure required by Item 404(a) with respect to all transactions since the beginning of your last fiscal year that exceeded $120,000 in which any person had or will have a direct or indirect material interest. Such transactions include those that you enter into with a company where a related person serves as an executive officer of such company.

Consistent with the Staff’s request, in future filings we will provide the disclosure required by Item 404(a) with respect to all transactions since the beginning of our last fiscal year that exceeded $120,000 in which any related person had or will have a direct or indirect material interest.

Mr. Terence O’Brien, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 19, 2010

Compensation of Directors, page 23

Director Compensation Table, 24

10.	We note from footnote 4 and your disclosure on page 26 that amounts reflected in the “All Other compensation” column reflect charitable donations matched by the company up to a total of $10,000. However, the amount reflected for Mr. Grant appears to exceed the maximum match amount. Please reconcile your disclosure in future filings.

Consistent with the Staff’s request, in future filings we will reconcile the charitable donation figures provided in the “All Other Compensation” column of the Director Compensation Table with our disclosure.

Compensation Discussion and Analysis, page 27

Annual Compensation Programs, page 27

Annual Incentive Awards, Page 30

11.	We note that your annual incentive awards are based in part on an assessment of individual performance and that the named executive officers other than your chief executive officer were rated “both above and equal to target expectations based on their contribution to 2009 business results and accomplishment of personal strategic objectives.” With a view toward disclosure in future filings, please supplementally identify the elements of individual performance, including personal strategic objectives, taken into account when determining each named executive officer’s annual incentive award for the last fiscal year, and explain how each named executive officer’s actual performance is reflected by his individual rating. See Item 402(b)(1)(v) and (2)(vii) of Regulation S-K.

The personal performance component of the annual incentive is based on measures of individual performance relevant to the particular individual’s job responsibilities. The personal performance assessment of our chief executive officer is determined by the compensation committee, with input from the other non-management members of the Board. The personal performance of each other executive officer is determined by our chief executive officer. The following factors were considered in assessing the personal performance of the executive officers named in the Summary Compensation Table for 2009 against individual objectives:

Mr. Bunch provided corporate leadership for PPG through the severe 2009 economic downturn. The Company successfully implemented strategic actions, including global restructuring, operations improvement, and strengthened presence in emerging regions which will benefit the Company in the long term. Financial results, including both earnings and cash flow, exceeded expectations.

Mr. Terence O’Brien, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 19, 2010

Mr. Alexander led the performance coatings segment to the third best earnings year in history despite decreased volumes due to the economic downturn. This was accomplished to a large extent through disciplined management. Pre-interest profit was down only slightly versus prior year, and margins and cash flow exceeded prior year results. In addition, he demonstrated strong leadership of the corporate purchasing function.

Mr. Wulfsohn led the industrial coatings business segment, which was severely impacted by the economic downturn. He took aggressive actions to restructure and reposition the business, including reduction of overhead costs, consolidation of the manufacturing footprint and actions which strengthen our joint ventures. He achieved strong financial results from the Asia/Pacific region and provided leadership for the corporate information technology function.

Mr. De Leener led the architectural EMEA segment, which achieved its financial targets despite challenging economic and market conditions. The business reduced its cost base while expanding its presence in the region. As our European regional leader, Mr. DeLeener led initiatives designed to more fully integrate our operations across the business portfolio.

Mr. Hernandez fulfilled the responsibilities of chief financial officer until October 15, 2009, at which time he stepped down from this role.

Mr. Dellinger was hired in September 2009 and assumed the chief financial officer responsibilities on October 15, 2009. All requirements of the function were met under Mr. Dellinger’s leadership.

Form 10-Q For the Quarter Ended March 31, 2010

Item 6.	Exhibits, page 44

12.	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should not contain modified text in paragraphs 4(d) and 5 and not insert the word “quarterly” before the word “report” throughout the certifications.

Consistent with the Staff’s request, in future filings our certifications will be filed exactly as set forth in Item 601(b)(31)(i) of Regulation S-K and will not have the word “quarterly” before the word “report” throughout the certifications.

Mr. Terence O’Brien, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

May 19, 2010

Consistent with the Staff’s request, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Robert J. Dellinger
Robert J. Dellinger Senior Vice President, Finance and Chief Financial Officer

cc:	Jenn Do, Division of Corporation Finance

Hagen Ganem, Division of Corporation Finance

Pam Long, Division of Corporation Finance